Exhibit 99.1

INDUSTRIAS BACHOCO ANNOUNCES FOURTH QUARTER 2019 RESULTS

Celaya, Guanajuato, Mexico – February 4th, 2019

Industrias Bachoco, S.A.B. de C.V., “Bachoco” or “the Company”, (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the fourth quarter (“4Q19”) and full year (“2019”) ending on December 31st, 2019. All figures have been prepared in accordance with International Financial Reporting Standard (“IFRS”) and are presented in nominal million Mexican Pesos (“$”).

HIGHLIGHTS 2019

•	Net sales decreased 1.8% in 4Q19 and increased 1.0% in year 2019 vs equivalent periods of 2018.
•	EBITDA margin was 3.8% for 4Q19 and 8.5% for the whole year.
•	Earnings per basic and diluted share totaled $0.26 for 4Q19 and $5.26 for the year.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: “Under challenging conditions by the end of the year, particularly regarding economic growth in Mexico, we managed to end 2019 with positive results vs 2018 in terms of profitability, despite a difficult 4Q19.

In Mexico, during the quarter, we observed some oversupply conditions in poultry which, in combination with a softer demand, pressured down our prices and volume, particularly in our traditional channels.

On the other hand, in the U.S. industry, towards the end of the quarter, we observed some recovery in prices particularly for leg quarters. However, lower volume sold and the appreciation of the Mexican peso vs the U.S. dollar negatively impacted us in this segment.

As a result, we reported a decrease in total sales of 1.8% in 4Q19 when compared to 4Q18. For the full year, we reached an increase of 1.0% vs 2018.

Regarding cost of sales, even when prices of grain negatively impacted our feed cost quarter over quarter, efficiencies in our feed conversion and the appreciation of the Mexican peso vs the U.S. dollar allowed us to offset the increase in raw materials.

In terms of volume sold, our Others segment, particularly Balance Feed, exceeded our expectations by reaching a double digit increase for both the quarter and full year when compared to the same periods of 2018.

Through our efforts and projects to keep SG&A under control, we saw a decrease of almost 5% quarter over quarter in Mexican peso terms.

As a result, our EBITDA was $517.5 million with a margin of 3.8% which is lower than the EBITDA of the same quarter of 2018.

For the full year of 2019, our EBITDA was $5,215.6 with a margin of 8.5% which is higher than the same figures of 2018.

Our financial structure remained solid and allowed us to keep with our growth plans. We reported a net cash position of $14,254.3 and CAPEX of $2,025.1 million.

We continue to be very focused on capturing efficiencies across all our processes and being close to better serve our customers as we know this is key for our growth."

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2019.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY	4Q19	4Q18	Change
In millions of pesos	$	$	$	%
Net Sales	15,138.0	15,421.0	(283.0)	(1.8)
Net sales in Mexico	10,911.5	10,989.4	(77.9)	(0.7)
Net sales in the U.S.	4,226.5	4,431.6	(205.1)	(4.6)

NET SALES BY SEGMENT	4Q19	4Q18	Change
In millions of pesos	$	$	$	%
Net Sales	15,138.0	15,421.0	(283.0)	(1.8)
Poultry	13,661.2	13,972.8	(311.5)	(2.2)
Other	1,476.8	1,448.3	28.5	2.0

NET VOLUME SOLD BY SEGMENT			Change
In tons	4Q19	4Q18	Volume	%
Total sales volume:	575,274.6	568,379.8	6,894.8	1.2
Poultry	452,487.2	458,298.2	(5,811.0)	(1.3)
Others	122,787.4	110,081.6	12,705.8	11.5

The Company’s 4Q19 net sales totaled $15,138.0 million; $283 million or 1.8% less than $15,421.0 million reported in 4Q19. The decrease is a result of lower prices in our main business lines and lower volume sold in poultry.

In 4Q19, sales of our U.S. operations represented 27.9% of our total sales compared to 28.7% in 4Q18.

GROSS PROFIT	4Q19	4Q18	Change
In millions of pesos	$	$	$	%
Cost of sales	13,171.4	13,272.7	(101.3)	(0.8)
Gross profit	1,966.6	2,148.3	(181.7)	(8.5)
Gross margin	13.0%	13.9%	-	-

In 4Q19, cost of sales was $13,171.4 million; $101.3 million or 0.8% lower than $13,272.7 million reported in 4Q18. This decrease was mainly due to lower unit cost in our main business lines.

The Company´s gross profit in 4Q19 was $1,966.6 million, lower than the gross profit of $2,148.3 million in 4Q18, with a gross margin of 13.0% for 4Q19 vs 13.9% in 4Q18.

Selling, general and administrative expenses (“SG&A”)	4Q19	4Q18	Change
In millions of pesos	$	$	$	%
Total SG&A	1,571.6	1,650.7	(79.1)	(4.8)

Total SG&A expenses in 4Q19 were $1,571.6 million; $79.1 million lower than the $1,650.7 million reported in 4Q18. Total SG&A expenses as a percentage of net sales represented 10.4% in 4Q19 and 10.7% in 4Q18.

other income (expense), net	4Q19	4Q18	Change
In millions of pesos	$	$	$	%
Other income (expense), net	(152.9)	(8.0)	(144.9)	1,812.3

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 4Q19, we recorded other expenses of $152.9 million, compared with other expenses of $8.0 million reported in 4Q18. Most of the difference is a one-time charge related to intangible asset write-offs.

OPERATING INCOME	4Q19	4Q18	Change
In millions of pesos	$	$	$	%
Operating income	242.1	489.6	(247.5)	(50.5)
Operating margin	1.6%	3.2%	-	-

Operating income in 4Q19 totaled $242.1 million; $247.5 million lower than the Operating income of $489.6 million reported in 4Q18. This represents a positive operating margin of 1.6% for 4Q19, versus a 3.2% operating margin in the same period of 2018. The decrease in operating income is mainly attributed to lower prices and volume in Poultry, higher volume sold in Other segment, combined with lower cost of sales and lower SG&A.

NET FINANCIAL INCOME	4Q19	4Q18	Change
In millions of pesos	$	$	$	%
Net Financial Income	(210.0)	403.8	(613.8)	(152.0)
Financial Income	(88.4)	492.6	(581.0)	(117.9)
Financial Expense	121.7	88.8	32.8	37.0

In 4Q19, the Company reported net financial loss $210.0 million, compared to a financial income of $403.8 million reported in the same period of 2018. The decrease is mainly attributed to lower exchange rate gains as a result of the appreciation of the Mexican peso vs the U.S. dollar.

TAXES FOR THE PERIOD	4Q19	4Q18	Change
In millions of pesos	$	$	$	%
Total Taxes	(128.8)	182.0	(310.7)	(170.8)
Income tax	52.2	576.2	(523.9)	(90.9)
Deferred income tax	(181.0)	(394.2)	213.2	(54.1)

Total taxes for the 4Q19 were $128.8 million favorable, compared with total taxes of $182.0 million of the same period of 2018. This is attributed to lower operating income in 4Q19.

NET INCOME	4Q19	4Q18	Change
In millions of pesos	$	$	$	%
Net income	160.8	711.4	(550.6)	(77.4)
Net margin	1.1%	4.6%	-	-
Basic and diluted earnings per share[1]	0.26	1.18	(0.9)	n/a
Basic and diluted earnings per ADR[2]	3.09	14.20	(11.1)	n/a
Weighted average Shares outstanding[3]	599,967	599,943	-	-

1 In pesos

2 in pesos, one ADR equals to twelve shares

3 In thousands of shares

The net income for 4Q19 was $160.8 million, representing a basic and diluted income of $0.26 pesos per share, compared with a net income of $711.4 million, which represented a $1.18 pesos of net income per share in 4Q18. This decrease is mainly attributed to lower operating results. Net margin in 4Q19 was 1.1% compared to 4.6% reported in 4Q18.

EBITDA	4Q19	4Q18	Change
In millions of pesos	$	$	$	%
Net income	154.5	709.7	(555.2)	(78.2)
Income tax expense (benefit)	(128.8)	182.0	(310.7)	(170.8)
Result in associates	6.4	1.7	4.6	265.8
Net finance (income) expense	210.0	(403.8)	613.8	(152.0)
Depreciation and amortization	329.4	327.6	1.8	0.6
EBITDA	571.5	817.2	(245.6)	(30.1)
EBITDA Margin (%)	3.8%	5.3%	-	-
Net revenues	15,138.0	15,421.0	(283.0)	(1.8)

EBITDA in 4Q19 reached $571.5 million representing an EBITDA margin of 3.8%, compared to an EBITDA of $817.2 million in 4Q18, with an EBITDA margin of 5.3%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY	2019	2018	Change
In millions of pesos	$	$	$	%
Net Sales	61,658.6	61,052.1	606.5	1.0
Net sales in Mexico	44,726.9	43,452.9	1,274.0	2.9
Net sales in the U.S.	16,931.7	17,599.2	(667.5)	(3.8)

NET SALES BY SEGMENT	2019	2018	Change
In millions of pesos	$	$	$	%
Net Sales	61,658.6	61,052.1	606.5	1.0
Poultry	55,653.0	55,308.1	344.9	0.6
Other	6,005.6	5,744.0	261.6	4.6

NET VOLUME SOLD BY SEGMENT			Change
In metric tons	2019	2018	Volume	%
Total sales volume:	2,254,819	2,206,240	48,579	2.20
Poultry	1,739,448	1,752,930	(13,482.2)	(0.8)
Others	515,371	453,310	62,061	13.69

In 2019, net sales totaled $61,658.6 million; $606.5 million or 1.0% more than the $61,052.1 million reported in the same period of 2018.

In 2019, sales of our U.S. operations represented 27.5% of our total sales, compared with 28.8% in 2018.

OPERATING RESULTS	2019	2018	Change
In millions of pesos	$	$	$	%
Cost of Sales	51,558.1	51,422.4	135.8	0.3
Gross Profit	10,100.5	9,629.7	470.8	4.9
Total SG&A	6,094.4	6,024.4	70.0	1.2
Other Income (expense)	(83.3)	102.7	(185.9)	(181.1)
Operating Income	3,922.8	3,708.0	214.8	5.8
Net Financial Income	363.2	808.6	(445.3)	(55.1)
Income Tax	1,117.7	1,155.0	(37.3)	(3.2)
Net Income	3,168.4	3,361.6	(193.2)	(5.7)

In the 2019, the cost of sales totaled $51,558.1 million; $135.8 million or 0.3% higher than $51,422.4 million reported in the 2018.

As a result, we reached a gross profit of $10,100.5 million and a gross margin of 16.4% in 2019, when compare to $9,629.7 million of gross profit and a gross margin of 15.8% reached in the same period of 2018.

Total SG&A in 2019 were $6,094.4 million; $70.0 million or 1.2% higher than the $6,024.4 million reported in 2018. In 2019 total SG&A expenses as a percentage of net sales represented 9.9%, the same rate as 2018.

In 2019 we had other expenses of $83.3 million, compared with other income of $102.7 million reported in 2018.

The operating income in 2019 was $3,922.8 million, which represents an operating margin of 6.4%, an increase from an operating income of $3,708.0 million and an operating margin of 6.1% in 2018.

The net financial income in 2019 was $363.2 million lower when compared to a net financial income of $808.6 million in 2018.

Total taxes were $1,117.7 million as of December 31st, 2019. These taxes include $802.0 million of income tax and $315.7 million of deferred income taxes. This figure compares to total taxes of $1,155.0 million in 2018.

All the above resulted in a net income of $3,168.4 million or 5.1% of net margin in 2019, which represents $5.26 pesos of earnings per share; while in the 2018 the net income totaled $3,361.6 million, 5.5% of net margin and $5.58 pesos of net income per share.

EBITDA	2019	2018	Change
In millions of pesos	$	$	$	%
Net controlling interest profit	3,153.4	3,350.0	(196.6)	(5.9)
Income tax expense (benefit)	1,117.7	1,155.0	(37.3)	(3.2)
Result in associates	15.0	11.6	3.3	28.8
Net finance (income) expense	(363.2)	(808.6)	445.3	(55.1)
Depreciation and amortization	1,292.8	1,285.1	7.7	0.6
EBITDA	5,215.6	4,993.1	222.5	4.5
EBITDA Margin (%)	8.5%	8.2%	-	-
Net revenues	61,658.6	61,052.1	606.5	1.0

EBITDA in 2019 reached $5,215.6 million, representing an EBITDA margin of 8.5%, compared to an EBITDA of $4,993.1 million in 2018, with an EBITDA margin of 8.2%.

BALANCE SHEET

BALANCE SHEET DATA	Dec 31st, 2019	Dec. 31st, 2018	Change
In millions of pesos	$	$	$	%
TOTAL ASSETS	55,763.0	52,865.6	2,897.4	5.5
Cash and cash equivalents	19,182.9	18,458.5	724.4	3.9
Accounts receivable	3,880.8	3,486.5	394.3	11.3
TOTAL LIABILITIES	15,493.6	14,699.9	793.7	5.4
Accounts payable	4,198.2	4,228.4	(30.2)	(0.7)
Short-term debt	3,440.4	3,492.8	(52.4)	(1.5)
Long-term debt	1,488.2	1,544.8	(56.6)	(3.7)
TOTAL STOCKHOLDERS’ EQUITY	40,269.3	38,165.7	2,103.6	5.5
Capital stock	1,174.3	1,174.3	(0.0)	(0.0)

Cash and equivalents as of December 31st, 2019 totaled $19,182.9 million vs $18,458.6 million as of December 31st, 2018.

Total debt as of December 31st, 2019 was $4,928.6 million, compared to $5,037.6 million reported as of December 31st, 2018.

Net cash as of December 31st, 2019 was $14,254.3 million, compared to net cash of $13,420.9 million as of December 31st, 2018.

CAPITAL EXPENDITURES	2019	2018	Change
In millions of pesos	$	$	$	%
Capital Expenditures	2,025.1	1,982.6	42.5	2.1

Total CAPEX for 2019 was $2,025.1 million vs $1,982.6 million in 2018, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION
As of December 31, 2019
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$48,858

Source: Yahoo Finances

SHARE PRICE

SHARE PRICE

	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
December	83.46	79.77	81.43	52.99	51.09	52.00
November	85.92	80.00	84.69	53.72	49.26	51.18
October	84.46	81.35	86.38	54.99	49.56	53.84
September	92.44	84.51	86.86	56.34	51.68	53.23
August	91.65	82.89	91.65	55.01	50.41	55.01
July	86.70	80.00	86.70	54.18	50.09	54.04
June	84.98	79.99	80.40	52.92	50.11	50.67
May	87.22	77.68	86.25	55.01	49.42	52.50
April	78.67	71.14	77.68	49.75	45.23	49.00
March	75.88	70.51	74.59	47.98	45.72	46.10
February	76.06	72.83	74.84	47.74	45.17	46.93
January	74.37	65.38	73.31	46.53	40.07	46.00

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
APALACHE ANALISIS	Jorge Placido	jorge.placido@apalache.mx
BBVA BANCOMER	Pablo Abraham Peregrina	pablo.abraham@bbva.com
GBM	Miguel Tortolero	matortolero@gbm.com.mx
INTERCAM	Cristian M. Sánchez Arenas	crsancheza@intercam.com.mx
INVEX	Giselle Mojica	gmojica@invex.com
JP MORGAN	Ulises Argote	ulises.argote@jpmorgan.com
MONEX	Blanca Jimena Colin Fernandez	bjcolinf@monex.com.mx
SANTANDER	Hector Maya López	hmmaya@santander.com.mx

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars (“USD”) using an exchange rate of $18.89 per USD $1.0, which corresponds to the rate at the close of December 31st, 2019 according to Mexico’s National Bank.

•	Consolidated Statement of Financial Position
•	Consolidated Statement of Income
•	Consolidated Statement of Cash Flows
•	Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

-Unaudited-

	In U.S. Dollar	December 31,	December 31,
In million pesos	2019	2019	2018*
TOTAL ASSETS	$2,952.0	55,763.0	52,865.6

Total current assets	1,646.3	31,098.5	29,775.0
Cash and cash equivalents	1,015.5	19,182.9	18,458.5
Total accounts receivable	205.4	3,880.8	3,486.5
Inventories	357.5	6,753.4	6,649.1
Other current assets	67.8	1,281.4	1,180.9

Total non current assets	1,305.7	24,664.4	23,090.6
Net property, plant and equipment	982.1	18,551.2	18,018.2
Other non current Assets	323.6	6,113.2	5,072.4

TOTAL LIABILITIES	$820.2	15,493.6	14,699.9

Total current liabilities	475.4	8,981.2	9,084.9
Notes payable to banks	182.1	3,440.4	3,492.8
Accounts payable	222.2	4,198.2	4,228.4
Other taxes payable and other accruals	71.1	1,342.6	1,363.7

Total long-term liabilities	344.8	6,512.4	5,614.9
Long-term debt	78.8	1,488.2	1,544.8
Other non current liabilities	59.3	1,119.7	302.8
Deferred income taxes	206.7	3,904.5	3,767.3

TOTAL STOCKHOLDERS' EQUITY	$2,131.8	40,269.3	38,165.7

Capital stock	62.2	1,174.3	1,174.3
Commission in shares issued	21.9	414.5	414.5
Retained earnings	1,993.8	37,662.3	35,354.5
Others accounts	49.4	933.8	1,153.0
Non controlling interest	4.5	84.4	69.5

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,952.0	55,763.0	52,865.6

 *Audited

CONSOLIDATED STATEMENT OF INCOME

Fourth Quarter Results, ended December 31st:

-Unaudited-

	U.S. Dollar
In millions pesos	2019	2019	2018*
Net sales	$801.4	15,138.0	15,421.0
Cost of sales	697.3	13,171.4	13,272.7
Gross profit	104.1	1,966.6	2,148.3
SG&A	83.2	1,571.6	1,650.7
Other income (expenses), net	(8.1)	(152.9)	(8.0)
Operating income	12.8	242.1	489.6
Net finance income	(11.1)	(210.0)	403.8
Income tax	(6.8)	(128.8)	182.0
Net Income	$8.5	160.8	711.4

Non-controlling interest	0.34	6.4	1.7
Net controlling interest profit	8.2	154.5	709.7
Basic and diluted earnings per share	0.01	0.26	1.18
Basic and diluted earnings per ADR	0.16	3.09	14.20
Weighted average Shares outstanding[1]	599,967	599,967	599,943

EBITDA Result	$30.3	571.5	817.2

Gross margin	13.0%	13.0%	13.9%
Operating margin	1.6%	1.6%	3.2%
Net margin	1.0%	1.1%	4.6%
EBITDA margin	3.8%	3.8%	5.3%

1 In thousands

* Audited

CONSOLIDATED STATEMENT OF INCOME

Annual Results

-Unaudited-

	U.S. Dollar
In millions pesos	2019	2019	2018*
Net sales	$3,264.1	61,658.6	61,052.1
Cost of sales	2,729.4	51,558.1	51,422.4
Gross profit	534.7	10,100.5	9,629.7
Selling, general and administrative expenses	322.6	6,094.4	6,024.4
Other income (expenses), net	(4.4)	(83.3)	102.7
Operating income	207.7	3,922.8	3,708.0
Net finance income	19.2	363.2	808.6
Income tax	59.2	1,117.7	1,155.0
Net income	$167.7	3,168.4	3,361.6

Non-controlling interest	0.8	15.0	11.6
Net controlling interest profit	166.9	3,153.4	3,350.0
Basic and diluted earnings per share	0.28	5.26	5.58
Basic and diluted earnings per ADR	3.34	63.1	67.0
Weighted average Shares outstanding[1]	599,973	599,973	599,981

EBITDA Result	$276.1	5,215.6	4,993.1

Gross margin	16.4%	16.4%	15.8%
Operating margin	6.4%	6.4%	6.1%
Net margin	5.1%	5.1%	5.5%
EBITDA margin	8.5%	8.5%	8.2%

1 In thousands

* Audited

CONSOLIDATED STATEMENT OF CASH FLOWS

In million of pesos

-Unaudited-

	U.S. Dollar	December 31,
	2019	2019	2018*
NET MAJORITY INCOME BEFORE INCOME TAX	$226.9	4,286.0	4,516.6

ITEMS RELATING TO INVESTING ACTIVITIES:	34.2	646.8	526.2
Depreciation and others	68.4	1,292.8	1,226.9
Income (loss) on sale of plant and equipment	(4.5)	(85.2)	23.2
Other Items	(29.7)	(560.8)	(723.9)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	261.1	4,932.8	5,042.8
CASH GENERATED OR USED IN THE OPERATION:	(83.2)	(1,571.3)	(1,561.0)
Decrease (increase) in accounts receivable	34.8	657.5	(498.8)
Decrease (increase) in inventories	(14.7)	(276.9)	149.7
Increase (decrease) in accounts payable	(38.9)	(734.1)	526.1
Other Items	(64.5)	(1,217.8)	(1,738.1)

NET CASH FLOW FROM OPERATING ACTIVITIES	178.0	3,361.5	3,481.8

NET CASH FLOW FROM INVESTING ACTIVITIES	(46.8)	(884.5)	(895.6)
Acquisition of property, plant and equipment	(107.2)	(2,025.1)	(1,977.6)
Proceeds from sales of property plant and equipment	10.4	197.1	32.5
Other Items	49.9	943.5	1,049.5

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	131.1	2,477.0	2,586.2

Net cash provided by financing activities:	(93.4)	(1,764.1)	(1,374.4)
Proceeds from loans	259.9	4,909.0	3,370.4
Principal payments on loans	(257.2)	(4,858.6)	(3,588.1)
Dividends paid	(44.5)	(840.0)	(852.0)
Other items	(51.6)	(974.6)	(304.7)
Net increase (decrease) in cash and equivalents	37.7	712.9	1,211.8

Cash and investments at the beginning of year	$976.8	18,451.9	17,240.1
CASH AND INVESTMENTS AT END OF PERIOD	$1,014.5	19,164.8	18,451.9

*Audited

DERIVATIVES POSITION REPORT

Fourth Quarter 2019

Thousands of Mexican Pesos, as of December 31, 2019

TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			4Q-2019		3Q-2019		4Q-2019	3Q-2019
Forward Vanilla and KO Fwd	Hedge	$ 23,752	$ 18.89		$ 19.72		$ -9,431	$ -2,595	100% in 2020	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 713,867	CORN		CORN		$ 8,557	$ 4,898	100% in 2020
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Mar-20	$ 3.878	Mar-20	$ 3.995
			May-20	$ 3.948	May-20	$ 4.053
			Jul-20	$ 4.010	Jul-20	$ 4.085
			Sep-20	$ 4.010
			Dec-20	$ 4.025	Dec-19	$ 3.880
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					Jan-20	$ 302.8
			Mar-20	$ 304.7	Mar-20	$ 306.2
			May-20	$ 308.5	May-20	$ 310.4
					Jul-20	$ 314.8
					Aug-20	$ 316.7
					Sep-20	$ 317.7
					Oct-20	$ 317.7
					Dec-20	$ 319.5
Options of Corn	Hedge	$ 80,663	CORN		CORN		$ 622	$ 113	100% in 2020
			In USD per Bushel		In USD per Bushel
			month	price	month	price

					Dec-19	$ 3.880
			Mar-20	$ 3.878	Mar-20	$ 3.995
			May-20	$ 3.948	May-20	$ 4.053
			Jul-20	$ 4.010	Jul-20	$ 4.085
Options of soybean meal	Hedge	$ 24,316	SOYBEAN MEAL		SOYBEAN MEAL		$ 10	-$ 1,290	100% in 2020
			In USD per ton		In USD per ton
			month	price	month	price

					Dec-19	$ 301.0
					Jan-20	$ 302.8
			Mar-20	$ 304.7	Mar-20	$ 306.2
			May-20	$ 308.5	May-20	$ 310.4
			Jul-20	$ 312.0	Jul-20	$ 314.8

-The total financial instruments do not exceed 5% of total assets as of December 31, 2019.

-The notional value represents the net position as of December 31, 2019 at the exchange rate of Ps. 18.89 per one dollar.

-A negative value means an unfavorable effect for the Company.

Fourth Quarter 2019

Thousands of Mexican Pesos, as of December 31, 2019	PROBABLE SCENARIO

TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forward Vanilla and KO Fwd	-$ 9,431	$ 18.42	$ 19.36	$ 19.83	Direct	-$ 20,647	$ 1,786	$ 11,966
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 8,557	$ 3.684	$ 4.071	$ 4.265	The effect will materialize as the inventory is consumed	-$ 27,137	$ 44,250	$ 79,943
Futures of Soybean Meal: (2)		$ 289.5	$ 319.9	$ 335.2
Futures for Soy Oil (2)		$ -	$ -	$ -
Options for Corn	$ 622	$ 3.684	$ 4.071	$ 4.265		$ 261	$ 933	$ 1,748
Options of Soybean Meal	$ 10	$ 289.5	$ 319.9	$ 335.2		-$ 1,206	$ 1,226	$ 2,442

(1) The reference value is the exchange rate of Ps. $18.89 per USD as of December 31, 2019.

(2) The reference values are; the future of corn for Mar 2020, $3.8775 USD/bushel and the future of soybeanmeal for Mar 2020, $304.70 USD/ton.

'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.

(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

-A negative value means an unfavorable effect for the Company.

Fourth Quarter 2019

Thousands of Mexican Pesos, as of December 31, 2019	STRESS SCENARIO

TYPE OF FINANCIAL INSTRUMENT		VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
	REASONABLE	Reference Value
	VALUE	-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla and KO Fwd	-$ 9,431	$ 9.45	$ 14.17	$ 23.61	$ 28.34	Direct	-$ 233,768	-$ 121,599	$ 97,167	$ 203,669

CONFERENCE CALL INFORMATION

The Company will host its fourth quarter 2019 earnings call, on Wednesday, February 4th, 2020. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

Toll free in the U.S.: 1 (888) 771-4371

Toll free in Mexico: 001 866 779 0965

A current list of available local and international free phone telephone numbers:

http://web.meetme.net/r.aspx?p=12&a=UhggcfoLCxGEOl

Confirmation Number: 49321551

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 27,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information: maria.jaquez@bachoco.net andrea.guerrero@bachoco.net T. +52(461)618 3555